Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that at the tenth extraordinary meeting of the third session of the employee representative meeting of the Company, Ms. Ye Yinglan has been elected as an Employee Representative Supervisor of the seventh session of the board of supervisors of the Company (the “Board of Supervisors”). The qualification of Ms. Ye Yinglan as a Supervisor is still subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Ms. Ye Yinglan are set out below:

Ms. Ye Yinglan, born in October 1974, has been the General Manager of the Fund Sales Management Department of the Company since March 2020. She joined the Company in 1999 and successively served as an Assistant to the General Manager and the Deputy General Manager of the Finance Department, as well as the Deputy General Manager, the Deputy General Manager (responsible for daily operations) and the General Manager of the Finance Management Department of the Company from 2009 to 2019. Ms. Ye graduated from Wuhan University with a doctoral degree in economics.

Ms. Ye Yinglan will enter into a service contract with the Company. The term of office of Ms. Ye Yinglan shall be effective on the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Supervisors. She is eligible for re-election upon expiry of her term.

The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company. As an Employee Representative Supervisor of the Company, Ms. Ye Yinglan will not receive any supervisor’s fee from the Company, but will receive corresponding remuneration in accordance with her position in the Company, including basic salary, performance-based salary, bonus and allowance.

Save as disclosed above, Ms. Ye Yinglan has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Ms. Ye Yinglan does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Commission File Number 001-31914

Further, there is nothing in respect of the election of Ms. Ye Yinglan that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 12 May 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie